Exhibit 99.1

New Santoy 8 Gold Mine Achieves Commercial Production

Trading Symbols

TSX - CRJ

NYSE Amex - CGR

SASKATOON, April 11 /CNW/ - Claude Resources Inc. (TSX: CRJ) (NYSE Amex: CGR) ("Claude" or the "Company") announced today that the new Santoy 8 Gold Mine has achieved commercial production at the Seabee Gold Operation in north eastern Saskatchewan, Canada.  The Santoy 8 Mine is a satellite deposit located approximately 14 kilometres (9 miles) east of the Seabee Mine and Mill and is accessible by an all weather road.  This accomplishment is considered a major milestone for the Company in 2011.

Neil McMillan, President and CEO stated, "The Santoy 8 Gold Mine represents a real opportunity for the Seabee Operation to grow its production profile. The growth in production and the expected decrease in unit cash costs from having the Santoy 8 Gold Mine, provides for higher net earnings and working capital to expand and grow the Company. The Santoy 8 mine is already larger than the Seabee ore body was 20 years ago and we expect to mine from this deposit for many years to come."

Over the life of mine plan the Company anticipates the Santoy 8 mine to provide up to 50 percent of the overall mill feed. The Company will continue to explore and delineate mineralization at depth and along strike.

Please visit www.clauderesources.com for more information on the Santoy 8 Gold Mine.

Claude Resources Inc. is a gold producer with shares listed on both the Toronto Stock Exchange (TSX-CRJ) and the NYSE Amex (NYSE Amex-CGR).  The Company is also engaged in the exploration and development of gold mineral reserves and mineral resources. The Company's entire asset base is located in Canada.  Its main revenue generating asset is the 100 percent owned Seabee gold operation, located in northern Saskatchewan. Since 1991, Claude has produced over 930,000 ounces of gold from its Seabee Operations. Claude also owns 100 percent of the 10,000 acre Madsen Property in the prolific Red Lake gold camp of northwestern Ontario and has a 65 percent working interest in the Amisk Gold Project in northeastern Saskatchewan.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This Press Release may contain 'forward-looking' statements regarding the plans, intentions, beliefs and current expectations of the Company, its directors, or its officers with respect to the future business activities and operating performance of the Company.  The words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements.  Investors are cautioned that any such forward-looking statements are not guarantees of future business activities or performance and involve risks and uncertainties, and that the Company's future business activities may differ materially from those in the forward-looking statements as a result of various factors.  Such risks, uncertainties and factors are described in the periodic filings with the Canadian securities regulatory authorities, including the Company's Annual Information Form and quarterly and annual Management's Discussion & Analysis, which may be viewed on SEDAR at www.sedar.com.  Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.  Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not anticipated, estimated or intended.  The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

%CIK: 0001173924

For further information:

Neil McMillan, President & CEO
Phone: (306) 668-7505

or

Philip Ng, P.Eng., Senior Vice President of Mining Operations
Phone: (306) 668-7505

Email: ir@clauderesources.com
Website: www.clauderesources.com

CO: CLAUDE RESOURCES INC.

CNW 14:21e 11-APR-11